Exhibit 99.1

COSTAMARE BULKERS HOLDINGS LIMITED REPORTS RESULTS FOR THE
THIRD QUARTER AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

Monaco, November 14, 2025 – Costamare Bulkers Holdings Limited (“Costamare Bulkers” or the “Company”) (NYSE: CMDB) today reported unaudited financial results for the third quarter and nine-month period ended September 30, 2025.

This earnings release focuses on the financial results and management’s discussion and analysis for the three-month period ended September 30, 2025, reflecting the Company’s performance during its first full quarter as an independent, publicly traded company.

Costamare Bulkers had no operating activity during the nine-month period ended September 30, 2024 and remained a wholly-owned subsidiary of Costamare Inc. (“Costamare”), a New York Stock Exchange (the “NYSE”) listed company, until May 6, 2025, when it became an independent, publicly traded company on NYSE through a spin-off from Costamare.

Costamare Bulkers had nominal operations from January 1, 2025 until late March 2025, when Costamare transferred to it the entities engaged in the dry bulk business, which own, have owned, or were formed with the intention to own dry bulk vessels. The results of these entities are included in Costamare Bulkers’ consolidated statement of operations for the three- and nine- month period ended September 30, 2025. On May 6, 2025, Costamare Bulkers also acquired from Costamare and a minority shareholder Costamare Bulkers Inc. (“CBI”), a dry bulk operating platform, whose results are included from that date forward. No comparative figures are presented for the three- and nine- month period ended September 30, 2024, as Costamare Bulkers had no operations during that time and all amounts would have been nil.

Financial Highlights and Operational Updates

I.	PROFITABILITY - LIQUIDITY - DEBT

•	Q3 2025 Net Income of $7.4 million ($0.30 per share).
•	Q3 2025 Adjusted Net Income[1] of $5.4 million ($0.22 per share).
•	Q3 2025 liquidity of $290.5 million[2].
•	Debt[3] of $159.3 million and Cash[4] of $205.8 million, resulting in negative net debt[5] as of the end of Q3.

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1 Adjusted Net Income and respective per share figures are non-GAAP measures and should not be used in isolation or as substitutes for Costamare Bulkers financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

2 Liquidity includes Cash (as defined in footnote 4) plus $84.7 million of available undrawn funds from one hunting license facility as of September 30, 2025.

3 Long-term debt including non-current portion.

4 Cash and cash equivalents (including restricted cash) of $184.5 million plus margin deposits of $21.3 million relating mainly to our forward freight agreements (“FFAs”) and bunker swaps.

5 Net debt is equal to Debt (as defined in footnote 3) minus Cash (as defined in footnote 4).

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II.	REALIGNMENT OF TRADING PLATFORM AND INTEGRATION WITH OWNED FLEET

•	Entered into a Strategic Cooperation Agreement (the “Cooperation Agreement”) with Cargill International S.A. (“Cargill”) (announced on September 29, 2025), which included among other things:

-	The transfer of the majority of CMDB’s trading book as of that date, including:

•	Chartered-in vessels;
•	Cargo transportation commitments (contracts of affreightment); and
•	Derivatives positions.

-	The charter-out of four Company-owned Supramax vessels for a period of four to six months.

•	The above-mentioned transfers are currently in progress with the timing for completion dependent on, among other things, the agreement of third parties and the vessels operations’ schedule.

As of November 13, 2025, the following transfers have been effected or have been agreed to become effected:

-	Novation or sub-charter to Cargill[6] of 19 chartered-in vessels;
-	Novation or relet to Cargill[7] of the entire forward cargo book under the Cooperation Agreement; and
-	Transfer of the entire FFA trading book under the Cooperation Agreement.

•	In addition to the Cooperation Agreement, we have:

-	Early-redelivered three chartered-in vessels.
-	Chartered-out on long-term period two chartered-in vessels.

•	The remaining chartered-in fleet consists of 12[8] third-party owned dry bulk vessels of which:

-	8 vessels are expected to be redelivered within Q4 2025/Q1 2026.
-	4 vessels are expected to be redelivered within Q2 2026/Q4 2026.

•	The realigned trading platform will aim to:

-	focus on Kamsarmax-type vessels by building a balanced cargo-driven portfolio that optimizes earnings and manages downside exposure while maintaining flexibility through market cycles, and
-	support the owned fleet through improved market insight and operational flexibility.

III.	OWNED FLEET

•	Costamare Bulkers currently owns a fleet of 31[9] dry bulk vessels of a total capacity of approximately 2.8 million DWT, consisting of:

-	7 Capesize vessels out of which 6 are on period charters.
-	7 Kamsarmax vessels out of which 5 are on period charters.
-	8 Ultramax vessels all of which are on period charters.
-	9 Supramax vessels out of which 7 are on period charters.

•	The majority of the period charters are on index-linked charter agreements with owner’s option to convert to fixed rate based on the prevailing FFA curve.

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6 On back-to-back terms with the original charterparties.

7 On back-to-back terms with the original agreements.

8 As of November 13, 2025 and excluding vessels agreed to be novated or sub-chartered on back-to-back terms pursuant to the Cooperation Agreement.

9 As of November 13, 2025.

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IV.	SALE AND PURCHASE ACTIVITY

Vessel Disposals

Conclusion of the previously announced sale of the below vessels, generating net sale proceeds after debt prepayment of $44 million:

•	2010-built, 58,018 DWT capacity dry bulk vessel, Pythias.
•	2011-built, 35,995 DWT capacity dry bulk vessel, Bernis.
•	2011-built, 37,152 DWT capacity dry bulk vessel, Acuity.
•	2012-built, 37,163 DWT capacity dry bulk vessel, Verity.
•	2013-built, 37,071 DWT capacity dry bulk vessel, Equity.
•	2012-built, 37,152 DWT capacity dry bulk vessel, Parity.

Vessel Acquisition

•	Conclusion of the acquisition of the 2012-built, 176,387 DWT capacity dry bulk vessel, Imperator (ex. Imperator Australis).

V.	DEBT FINANCING

•	Financed the acquisition of the Imperator through an existing hunting license facility. Total amount drawn of approximately $15.3 million.
•	Approximately $84.7 million is available through one hunting license facility for the financing of vessels acquisitions until December 2027.
•	No significant loan maturities until 2029.

Mr. Gregory Zikos, Chief Executive Officer of Costamare Bulkers Holdings Limited, commented:

“This is the first full quarter, during which the Company reports financial results as an independent, publicly traded entity.

During the quarter Costamare Bulkers generated net income of $7.4 million. With total cash of about $206 million and debt of ca. $160 million, the Company is in a net debt negative position, owning a fleet of 31 dry bulk vessels with an average age of approximately 13 years and an average size of ca. 91,700 DWT.

As previously announced, in September we entered into a Strategic Cooperation Agreement with Cargill whereby, among other things, we agreed to gradually transfer to Cargill the majority of our trading book. We have effectively transferred our entire forward cargo book and FFA positions, as well as the majority of the chartered-in vessels. We intend to maintain our operating platform as an integral part of our business mainly focusing on Kamsarmaxes with the goal to optimize earnings and tightly manage downside exposure.

We are progressing on our strategy to divest older and smaller tonnage and replacing it with younger and bigger-sized vessels. During the quarter we concluded the disposals of five Handysize ships and one Supramax vessel and we accepted delivery of one Capesize.

Regarding the market, the Capesize index retreated from late July by the end of August due to excess tonnage and softer Brazil flows, before rebounding in late September on the back of end-of-quarter Australia iron ore and Pacific weather disruptions. In October, China’s plan to impose reciprocal port restrictions on US-linked vessels triggered a brief spike in FFAs despite limited physical market impact. However, following the 30 October US–China meeting, the measures were suspended for a year under a trade de-escalation framework, leading Capes FFAs to ease. Panamax rates were lifted as well during October; however as measures were suspended they have since retreated.”

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Conference Call details:

On November 14, 2025 at 8:30 a.m. EST, Costamare Bulkers management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-800-860-2442 (from the US), 0808-238-9064 (from the UK) or +1-412-858-4600 (from outside the US and the UK). Please quote “Costamare Bulkers”. A replay of the conference call will be available until November 21, 2025. The United States replay number is +1-855-669-9658; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 5058584.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Bulkers website (www.costamarebulkers.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Bulkers Holdings Limited

Costamare Bulkers Holdings Limited is an international owner and operator of dry bulk vessels. Costamare Bulkers’ owned dry bulk fleet consists of 31 vessels with a total carrying capacity of approximately 2,842,000 DWT. Costamare Bulkers also owns a dry bulk operating platform (CBI) which charters in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and may also utilize hedging solutions. Costamare Bulkers’ common stock trades on the New York Stock Exchange under the symbol “CMDB”.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. You should not place undue reliance on these statements. These statements are not historical facts but instead represent only the Company’s beliefs regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Although the Company believes that its expectations stated in this earnings release are based on reasonable assumptions, it is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Registration Statement on Form 20-F (File No. 001-42581). All forward-looking statements reflect management’s current views with respect to certain future events, and the Company expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in the Company’s views or expectations, or otherwise.

Company Contacts:

Gregory Zikos – Chief Executive Officer

Dimitris Pagratis - Chief Financial Officer

Konstantinos Tsakalidis - Business Development

Costamare Bulkers Holdings Limited, Monaco

Tel: (+377) 92 00 1745

Email: ir@costamarebulkers.com

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Financial Summary

(Expressed in thousands of U.S. dollars, except share and per share data)	Nine-month period ended September 30, 2025	Three-month period ended September 30, 2025

Voyage revenue	$265,979	$158,768
Voyage revenue – related parties	$112,761	$64,106
Total voyage revenue	$378,740	$222,874
Accrued charter revenue (1)	$2	$1
Total voyage revenue adjusted on a cash basis (2)	$378,742	$222,875
Adjusted Net Income / (Loss) (3)	$(10,423)	$5,361
Weighted Average number of shares	13,754,628	24,241,640
Adjusted Earnings / (Losses) per share (3)	$(0.76)	$0.22
Net Income / (Loss)	$(19,161)	$7,354
Weighted Average number of shares	13,754,628	24,241,640
Earnings / (Losses) per share	$(1.39)	$0.30

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized during the period on a straight-line basis at the charter’s average rate. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Total voyage revenue adjusted on a cash basis represents Total voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates. However, Total voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Total voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then-current daily charter rates.

(3) Adjusted Net Income / (Loss) and Adjusted Earnings / (Losses) per Share are non-GAAP measures. Refer to the reconciliation of Net Income / (Loss) to Adjusted Net Income / (Loss) and Adjusted Earnings / (Losses) per Share.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the relevant periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue, net income, or other measures determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income / (Loss) and (iii) Adjusted Earnings / (Losses) per Share.

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Exhibit I

Reconciliation of Net Income / (Loss) to Adjusted Net Income / (Loss) and Adjusted Earnings / (Losses) per Share

	Nine-month period ended September 30,	Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2025	2025
Net Income / (Loss)	$(19,161)	$7,354
Accrued charter revenue	2	1
Deferred charter-in expense	145	91
General and administrative expenses - non-cash component	1,192	869
Loss on sale of vessels	10,399	3,830
Loss on vessel held for sale	1,058	1,058
Non-recurring, non-cash write-off of loan deferred financing costs	274	157
Gain on derivative instruments, excluding realized (gain) / loss on derivative instruments (1)	(4,332)	(7,999)
Adjusted Net Income / (Loss)	$(10,423)	$5,361
Adjusted Earnings / (Losses) per Share	$(0.76)	$0.22
Weighted average number of shares	13,754,628	24,241,640

Adjusted Net Income / (Loss) and Adjusted Earnings / (Losses) per Share represent Net Income / (Loss) before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, deferred charter-in expense, loss on vessel held for sale, loss on sale of vessels, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component and gain on derivative instruments, excluding realized (gain)/loss on derivative instruments. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income / (Loss) and Adjusted Earnings / (Losses) per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income / (Loss) and Adjusted Earnings / (Losses) per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income / (Loss) and Adjusted Earnings / (Losses) per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income / (Loss) and Adjusted Earnings / (Losses) per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income / (Loss) and Adjusted Earnings / (Losses) per Share generally eliminates the effects of the accounting effects of certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income / (Loss) and Adjusted Earnings / (Losses) per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income / (Loss) and Adjusted Earnings / (Losses) per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1)	Items to consider for comparability, when prior period figures are presented, include gains and charges. Gains positively impacting Net Income / (Loss) are reflected as deductions to Adjusted Net Income / (Loss). Charges negatively impacting Net Income / (Loss) are reflected as increases to Adjusted Net Income / (Loss).

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Exhibit II

Owned Dry Bulk Fleet Utilization(1)

	Nine-month period ended September 30,	Three-month period ended September 30,
	2025	2025
Owned Dry Bulk Fleet Available Days (*)	6,535	3,259
Owned Dry Bulk Fleet Utilization(*)	98.1%	98.4%

(*) Since late March 2025, when Costamare transferred to Costamare Bulkers the entities engaged in the dry bulk business.

(1) We calculate utilization of our owned dry bulk fleet (including vessels chartered-in by CBI) by dividing (i) the aggregate number of our on-hire days and ballast days (excluding dry dock ballast days) in a period of our owned dry bulk fleet by (ii) the number of our available days (owned dry bulk fleet) during such period. We use the following definitions in our calculation of utilization of owned dry bulk fleet:

•	On-hire days. We define on-hire days as the total days that a vessel was on-hire during a period.

•	Ballast days (excluding dry dock ballast days). We define ballast days (excluding dry dock ballast days) during a period, as the total number of days that a vessel is not on-hire, but is conducting ordinary ship operations (other than dry dock ballast days) which includes repositioning from a discharging port to a loading port, sailing to a port for the conclusion of a prospective sale of a vessel or a change of the technical manager of a vessel.

•	Available days. We define available days as the number of our ownership days of our owned dry bulk fleet during a period less the aggregate number of dry dock days and dry dock ballast days during such period. We use the following definitions in our calculation of available days (owned dry bulk fleet):

✓	Dry dock days. We define dry dock days as the days during a period that a vessel underwent scheduled repairs or repairs under guarantee, vessel upgrades, scheduled dry-docking or special surveys.

✓	Dry dock ballast days. We define dry dock ballast days as the total days during a period that a vessel spends sailing to and from a shipyard for scheduled repairs or repairs under guarantee, vessel upgrades, scheduled dry-docking or special surveys.

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